

13001516

PE 12/18/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 26, 2012 and January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that GE's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that GE has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(11). It appears that the other proposal previously submitted by another proponent may not be included in GE's 2013 proxy materials. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Electric Company (GE)
Executives to Retain Significant Stock
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 18, 2012 company request concerning this rule 14a-8 proposal.

The proposal states (emphasis added):
"This policy ***shall supplement*** [add to] any other share ownership requirements that have been established for senior executives ..."

Then the company makes the incredible statement in the middle of page 7:
"Adopting a policy requiring ownership of shares representing 25% of the shares acquired through equity pay programs would represent a considerable weakening of the Company's executive stock retention practices."

The company does not discuss *Pfizer Inc.* (Jan. 9, 2013). And the Robert Fredrich proposal was omitted in *General Electric Company* (January 14, 2013).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Electric Company (GE)
Executive to Retain Significant Stock
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 18, 2012 company request concerning this rule 14a-8 proposal.

The proposal states:
"This policy shall supplement any other share ownership requirements that have been established for senior executives ..."

Then the company makes the incredible statement in the middle of page 7:
"Adopting a policy requiring ownership of shares representing 25% of the shares acquired through equity pay programs would represent a considerable weakening of the Company's executive stock retention practices."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, November 6, 2012]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" for Executive Pay – $21 million for our CEO Jeffrey Immelt.

GMI said our highest paid executives, except one, were given mega-grants of 850,000 time-vesting stock options after receiving one million options the year before. Equity pay given as a long-term incentive should include performance-vesting criteria. Moreover, market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Additionally, not only was every base salary of our highest paid executives at least 60% over the IRC tax deductibility limit, our CEO's salary of $3.3 million continued to be 230% over the limit and was the third highest 2011 base salary for a CEO at a S&P 500 company.

Furthermore, our CEO's $4 million annual bonus was determined subjectively by our executive pay committee. This was compounded by long-tenured directors controlling 5 of the 6 seats on our executive pay committee. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. On top of all that, our CEO's pension was increased by $10 million and our company paid $150,000 for his personal use of the company jet.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Kenneth Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, the normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.
>
> Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success.

A copy of the Proposal and supporting statement, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company.

With respect to our request that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(11), we note that the Company has submitted a letter to the Staff stating its intention to omit the previously submitted proposal. To the extent the Staff does not concur with our view that the previously submitted proposal properly may be excluded under Rule 14a-8(i)(3), the Company intends to include that proposal in its 2013 Proxy Materials and asserts that it may then properly exclude the Proposal under Rule 14a-8(i)(11).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareowners having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the employment legitimacy of all current and future U.S. employees was substantially implemented because the company had already verified the legitimacy of 91% of its domestic workforce).

Excluding a shareowner proposal under Rule 14a-8(i)(10) does not require a company to implement a proposal in exactly the same manner set forth by the proponent. *See* Exchange Act Release No. 40018 (May 21, 1998) at n.30 and accompanying text (recognizing that "a proposal may be excluded under the rule if it has been 'substantially implemented,'" as opposed to "moot," which the literal text of the rule stated prior to the time of this Release). As noted above, exclusion may be appropriate even if a proposal is implemented through a means that differs from that requested in the proposal. For example, in *FedEx Corp.* (avail. Jun. 15, 2011), the Staff concurred that a proposal requesting the adoption of a succession planning policy was substantially implemented for purposes of Rule 14a-8(i)(10) since the proposal's goals were embedded within the company's existing procedures and policies. *See also Intel Corp.* (avail. Feb. 14, 2005) (concurring that a proposal calling for a company policy to expense stock options had been substantially implemented through an accounting rule change); *Archon Corp. (Rogers)* (avail. Mar. 10, 2003) (concurring that a proposal requesting a special election to fill a board vacancy had been substantially implemented when the board exercised its authority to fill the board vacancy).

The Proposal contains the following elements: (i) that the Company's "executive pay committee" adopt a policy; (ii) that the policy require senior executives to retain a significant percentage of shares acquired through equity pay programs (with a recommendation of a share retention percentage requirement of 25%); (iii) that the policy require executives to retain these shares until reaching normal retirement age as defined by the Company's qualified retirement plan that has the largest number of plan participants;[1] and (iv) that the policy prohibit hedging transactions. Each of these elements, and the manner in which the Company has implemented them, is addressed below.

The Proposal requests that the Company's "executive pay committee" adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. Consistent with the Proposal, the Management Development and Compensation Committee ("MDCC") of the Company's Board of Directors, which committee carries out the Board's responsibilities relating to executive compensation, has adopted a share retention and ownership policy that requires the Company's executive officers to hold significant amounts of Company stock (the "Existing Policy"). The Existing Policy is set forth in paragraphs 4 and 5 of the MDCC's Key Practices, which are published on GE's website at www.ge.com/pdf/company/governance/board/ge_management_dev_key_practices.pdf. The Existing Policy states, "We require our senior executive officers to own significant amounts of GE stock." In addition, the Existing Policy sets forth a specific amount of GE stock that each executive must hold, set at a multiple of the officer's base salary rate as of September 2002, when the Board adopted the policy.[2] The following table sets forth the share ownership formula applicable to senior executives under the Existing Policy:

Position	Multiple	Time to Attain
CEO	6 times	3 years
Vice Chair	5 times	4 years
Senior VPs	4 times	5 years

The Existing Policy also requires each executive to hold for at least one year 100% of the net shares of GE stock that he or she acquires through the exercise of stock options.

Because of the structure of the Company's executive compensation program, the retention and holding requirements under the Existing Policy, as adopted by the MDCC, substantially implements the Proposal. Specifically, as reflected in the Company's executive compensation disclosures in its proxy statement,[3] the primary components of the Company's equity

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1 In the Company's case, "normal retirement age" under the qualified retirement plan with the most participants is age 65.

2 For senior executive officers elected after September 2002, the number of shares depends upon their base salary effective with their promotion to a senior executive officer position.

3 The Company's executive compensation program, including the equity programs, are described in the Compensation Discussion and Analysis and reflected in the Summary Compensation Table in the Company's 2012 proxy statement, available at:

[Footnote continued on next page]

compensation programs are, for the chief executive officer, performance shares and stock options, and, for the Company's other executive officers, stock options. The grant date fair values of these awards typically are less than four times the executive's salary.[4] Moreover, as a result of the form of the award, the number of shares acquired through the Company's equity pay programs can be significantly less than their grant date fair values. As a result, under the Existing Policy (which, at a minimum, requires that stock held have a value of four times the executive's salary), executives are required to retain (i) for one year, 100% of the net shares acquired through an equity award, and (ii) thereafter, a significant percentage of shares acquired through the Company's equity compensation programs, thereby substantially implementing the Proposal. The operation of this policy is demonstrated by the following table, which sets forth for each of the Company's executive officers: (i) the net number of shares acquired by the executive officer over the five year period from 2008 to 2012, (ii) 25% of the foregoing number, which is the retention percentage recommended in the Proposal, and (iii) the number of shares that the executive is required to hold under the Existing Policy:

Executive	Net Shares Received	25% of Net Shares Received*	Shares Required under the Existing Policy	Number of Shares Owned**
CEO	274,698	68,675	512,000	1,937,360
Vice Chair	287,104	71,786	201,000	1,202,917
Vice Chair	303,516	75,879	201,000	517,058
Vice Chair	287,718	71,930	212,000	246,333
SVP	58,581	14,646	84,000	216,845
SVP	131,948	32,987	97,000	254,411
SVP	181,066	45,267	114,000	374,561
SVP	105,631	26,408	70,000	162,102

* Number of shares acquired net of taxes from vesting of stock awards and exercises of stock options since January 1, 2008.

** Includes shares owned and share equivalents credited under deferred compensation arrangements.

[Footnote continued from previous page]

http://www.sec.gov/Archives/edgar/data/40545/000119312512107087/d301131ddef14a.htm#toc301131_10.

4 These values are reflected in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table, available at: http://www.sec.gov/Archives/edgar/data/40545/000119312512107087/d301131ddef14a.htm#toc301131_18.

As the table above shows, the number of shares required to be held under the Existing Policy greatly exceeds the number of shares that would be required to be held under the Proposal, adopting the 25% retention percentage as suggested in the Proposal. As well, consistent with the prong of the Existing Policy that requires "senior executive officers to own significant amounts of GE stock," the number of shares actually held in each case greatly exceeds the number of shares that would be required to be owned under the Proposal.

Moreover, as shown in the Outstanding Equity Awards at Fiscal Year-End Table in the Company's 2012 proxy statement, an annotated copy of which is attached as Exhibit B, each of the Company's executives holds a significant number of deferred stock units, granted in or before 2003, under which GE stock is deferred until the executive reaches age 65. Specifically, for restricted stock units granted to the Company's executives before 2002, 50% of the shares subject to the award do not vest until the executive reaches age 65; for awards granted in 2002 and 2003, 25% of the shares do not vest until the executive reaches age 65. As noted above, in 2002 the MDCC adopted the Existing Policy as its primary means to require that executives hold a significant percentage of the shares they acquire through the Company's compensation program. The shares subject to the unvested restricted stock units granted in and before 2003 are not reflected in the table above because they do not represent shares that have been acquired through equity pay programs, although they do represent another means in which the Company has implemented the Proposal's objective of focusing executives on long-term shareowner value by requiring a continued equity stake through normal retirement age.

Thus, in the context of the Company's executive compensation practices, the Existing Policy substantially implements the second prong of the Proposal, that the MDCC-adopted policy require senior executives to retain a significant percentage of shares acquired through equity pay programs. In this regard, it is important to note that the policy requested in the Proposal addresses an executive's stock retention in the aggregate: that a significant percentage of shares acquired "through equity pay programs" be retained. Because shares are fungible, it does not matter which shares are used to achieve this objective. The Existing Policy achieves the Proposal's share retention goal through a more aggressive retention schedule than requested under the Proposal: The Existing Policy requires the Company's executives to retain 100% of the net shares acquired through the Company's equity compensation programs for one year. Thereafter, the Existing Policy requires each executive to continue to hold a significant amount of those shares until the executive satisfies the holding requirements specified under the policy, valued by reference to a multiple of the executive's salary. While this means that an executive may eventually be able to dispose of all of the shares obtained through a specific option exercise or performance share vesting after satisfying the one-year retention requirement, that type of conduct would not be inconsistent with the policy requested under the Proposal: in the aggregate, the GE executive would continue to hold shares representing "a significant percentage of shares acquired through equity pay programs," as requested by the Proposal. To the extent that the executive satisfies this requirement through earlier-acquired shares, the executive is fulfilling the policy objective of the Proposal of focusing executives on "[the] company's long-term success" and "on long-term stock price performance."

The Staff has previously concluded that a company need not adopt a specific stock retention percentage when existing policies result in higher stock retention than that recommended by the shareowner proposal. In *ExxonMobil Corp.* (avail. Mar. 21, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that executives retain a "significant percentage" of stock for one year following termination and "recommending" a 25% retention figure. The Staff concurred that despite lacking an exact retention figure, the company's policies requiring retention of a "significant amount" of stock and resulting in retention rates higher than 25% sufficiently addressed the proposal's essential objectives. Similar to *ExxonMobil Corp.*, the Company's existing compensation policies and practices require ownership of a significant percentage of stock and have resulted, and will continue to result, in an executive stock ownership percentage substantially higher than the recommended 25%. In fact, as shown by the table above, all but one executive owns over 150% more shares than those received through equity pay programs, with the CEO owning 705% more shares. Adopting a policy requiring ownership of shares representing 25% of the shares acquired through equity pay programs would represent a considerable weakening of the Company's executive stock retention practices. If over the next five years the Company's executives acquired the same number of shares as they have over the past five years, the number of shares they are required to hold under the Existing Policy would still exceed the share retention percentage recommended in the Proposal. Moreover, the restricted stock units with vesting deferred until age 65, as reflected in the Outstanding Equity Awards at Fiscal Year-End Table, represent an additional share position that must be retained through retirement.

The Proposal also requests that the policy require senior executives to retain these shares until reaching "normal retirement age." The Existing Policy applies to the Company's senior executive officers as long as they are employed as such at the Company. As a result, the Existing Policy leads to potentially longer executive stock retention than that contemplated by the Proposal's "normal retirement age" policy. The Existing Policy applies to a senior executive until the senior executive actually retires or is otherwise terminated,[5] while the requirements of

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[5] It is inherent in a company "policy," whether it be the Existing Policy or the policy requested by the Proposal, that it can only be enforced as to a person while the person is associated with the Company. Upon termination, an executive of the Company ceases to be an "executive" and an employee; therefore, upon termination, the individual is no longer subject to the Existing Policy and would no longer be subject to any policy adopted pursuant to the Proposal. Thus, implementing the Proposal would not prolong the time for which a senior executive is required to own Company shares as compared to the Existing Policy, even if the senior executive is terminated before reaching normal retirement age.

the Proposal would cease to apply when the executive reaches normal retirement age, even if the executive does not retire at that time. In fact, one of the Company's executives is over age 65 and thus remains subject to the Existing Policy, although he would not be required to continue to retain shares under the Proposal.

Thus, the Company's existing compensation policies and practices compare favorably to this prong of the Proposal; not only do they satisfy the requirements of the Proposal, they actually provide for earlier share accumulation and longer share retention than requested in the Proposal. The Staff has previously concurred in the exclusion of proposals calling for equity retention by executives where long-standing practice meets or exceeds the requests in the shareowner proposal. For example, in *General Electric Co.* (avail. Jan. 11, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that stock options awarded to senior executives vest over a period no shorter than five years where the company's existing compensation policies provided for options granted to executives to vest over a period of five years. *Compare JPMorgan Chase & Co. (AFL-CIO Reserve Fund)* (avail. Mar. 9, 2009) (declining to concur with the exclusion of a proposal requesting that senior executives retain 75% of equity for two years following termination as substantially implemented because the company's existing policies only required that senior executives hold shares until they retired or were terminated).

Finally, the Proposal requests that the Company "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." The Company's existing policies prohibit executives' use of hedging techniques on any shares of the Company's stock owned by them. As set forth in paragraph 5 of the MDCC's Key Practices, "[t]o prevent speculation or hedging of named executives' interests in our equity, we prohibit short sales of GE stock, or the purchase or sale of options, puts, calls, straddles, equity swaps or other derivative securities that are directly linked to GE stock, by our named executives."

In summary, the Company's existing compensation plans and policies compare favorably with the proposal. The Proposal contains the following elements: (i) that the executive pay committee adopt a policy; (ii) that the policy require that senior executives retain a significant percentage of shares (with a recommendation of a share retention percentage requirement of 25%); (iii) that the policy require executives to retain these shares until reaching normal retirement age; and (iv) that the policy prohibit hedging transactions. The Company's existing compensation plans and policies implement all of the requests in the proposal: (i) the MDCC has adopted a policy; (ii) the policy requires senior executives to hold a significant percentage of shares and actually results in executive stock ownership that is substantially higher than the 25% threshold recommended by the Proposal; (iii) the policy results in a time period of stock retention that is at least as long as the time period requested by the Proposal; and (iv) the Company's policy prohibits hedging transactions.

The Company's existing compensation policies and practices thus "compare favorably" to all of the terms of the Proposal. Exclusion of the Proposal is warranted despite the differences in terminology between the Existing Policy and the Proposal. This is because, as discussed above, Rule 14a-8(i)(10) permits exclusion of a shareowner proposal when a company has implemented the essential objective of the proposal, even though the manner in which the proposal is implemented might not correspond precisely to the actions sought by the proponent. Because the Company's existing compensation policies and practices compare favorably to the guidelines in the Proposal and addresses the underlying concerns and objectives of the Proposal, the Proposal has been substantially implemented by the Company and is properly excludable from the 2013 Proxy Materials under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That Was Previously Submitted To The Company.

Rule 14a-8(i)(11) provides that a shareowner proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., News Corp. (Legal & General)* (avail. Jul. 16, 2012) (concurring that a proposal to grant the holders of one class of the company's common stock, who collectively owned "nearly 70% of the company," the right to elect 30% of the membership of the board of directors was substantially duplicative of a proposal to eliminate the company's "dual-class capital structure and provide that each outstanding share of common stock has one vote"). Further, a long line of Staff precedent suggests that proposals are substantially duplicative where one proposal subsumes another. *See Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as subsumed by an earlier proposal where such a policy was one of many requests made in the proposal); *Abbott Labs* (avail. Feb. 4, 2004) (concurring that a proposal to limit the company's senior executives' salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of proposal requesting adoption of a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (concurring that a proposal requesting a policy that "a significant portion of future stock option grants to senior executives shall be performance-based" was substantially duplicative of a prior proposal requesting an "'Equity Policy' designating the intended use of equity in management compensation programs," including the portions of equity to be provided to employees and executives, the performance criteria for options, and holding periods for shares received).

On March 8, 2012, before the Company received the Proposal, the Company received a proposal from Robert Fredrich for inclusion in the Company's 2013 proxy materials. The Company received a revised version of the proposal from Robert Fredrich (the "Fredrich Proposal"), bringing it under the 500-word limit established by Rule 14a-8(d), on March 27, 2012. *See* Exhibit C. The Fredrich Proposal, as revised, states:

> This proposal recommends that all outstanding unexercised stock options are held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die.

In a separate letter, the Company has requested that the Staff concur that it may exclude the Fredrich Proposal. However, if the Staff does not concur with our view that the Fredrich Proposal is excludable pursuant to Rule 14a-8(i)(3), the Company intends to include that proposal in its 2013 Proxy Materials. Although the specific terms of each proposal differ, the Proposal and the Fredrich Proposal share the same principal thrust: requiring the Company's senior executives to retain equity compensation in order to better align executive pay to the Company's performance.

Both the Fredrich Proposal and the Proposal require the Company's senior executives to retain some portion of their equity compensation for the long term. Although the amount of equity compensation, a "significant percentage" of shares acquired through equity pay programs in the Proposal (with a "recommend[ed]" amount of 25%) versus all outstanding unexercised stock options in the Fredrich Proposal, and the time of retention, until retirement age in the Proposal and for life in the Fredrich Proposal, vary, such differences in terms and scope do not alter the fact that the proposals share the same principal thrust. *See, e.g., Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The fact that the proposals share the same principal thrust is further evidenced by the language of their supporting statements. Both proposals seek to use retention of equity compensation as a tool to promote a long-term focus on enhancing shareowner value. The Proposal, for example, refers to the objective of focusing executives on "[the] company's long-term success" and cites a Conference Board Task Force report stating that hold-to-retirement requirements "give executives 'an ever-growing incentive to focus on long-term stock price performance.'"

Likewise, the Fredrich Proposal cites concerns over executives cashing-out equity awards and with long-term share price improvement, and presents the proposal as a way to address this concern. In addition, both proposals express concern at the amount of compensation received by the Company's senior executives, with the Proposal pointing to studies expressing concern at the Company's executive compensation and the Fredrich Proposal providing anecdotes of highly compensated Company executives.

The Staff has found shareowner proposals on equity compensation to be duplicative where the proposals share the same principal thrust, even when the specific terms of the proposal differed. In *Merck & Co., Inc.* (avail. Jan. 10, 2006), for example, the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of an earlier proposal requesting that "NO future NEW stock options are awarded to ANYONE." Although the later proposal focused on restricting equity compensation by tying it to performance, and the earlier proposal simply restricted Merck from providing a certain type of equity compensation, this distinction did not change the principal thrust of the two proposals. Similarly, the fact that the Proposal concerns all shares acquired through equity pay programs and the Fredrich Proposal concerns only options does not distinguish the two proposals' principal thrusts. Both proposals: (i) speak to concerns about over-compensation; (ii) discuss equity compensation practices as contributing to the misalignment of the interests of the Company's senior executives and those of its shareowners; and (iii) propose an equity retention requirement as a means to mitigate this misalignment. As *Merck* illustrates, the fact that the Proposal covers all shares acquired through equity pay programs and the Fredrich Proposal covers only stock options does not distinguish the principal thrust of the two proposals.

The Proposal and the Fredrich Proposal are distinguishable from the proposals addressed in *T. Rowe Price Group, Inc.* (avail. Jan. 17, 2003), where the Staff did not concur that a proposal that stock options owned by the company's executives be recorded on its balance sheet was substantially duplicative of an earlier proposal requesting that the company expense the costs of future stock options on its income statement. There, the earlier proposal was concerned with options issued in the future, whereas the later proposal focused on options issued in the past. Here, however, the Proposal and the Fredrich Proposal both apply, at least, to equity granted in the future: the Proposal does not include a time restriction, and the Fredrich Proposal applies to executives who "have *and receive*" stock options (emphasis added). Thus, the proposals at issue here avoid the "future versus past" distinction that differentiated the proposals in *T. Rowe Price Group*.

Finally, shareowners would have to consider substantially the same matters if asked to vote on both the Proposal and the Fredrich Proposal. This would result from each proposal's focus on promoting long-term retention of equity provided through the Company's executive compensation program. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposal may be excluded as substantially duplicative of the Fredrich Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
John Chevedden
Kenneth Steiner

101418791.3

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey R. Immelt
Chairman of the Board
General Electric Company (GE)
3135 Easton Tpke
Fairfield CT 06828
Phone: 203 373-2211

Dear Mr. Immelt,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Brackett B. Denniston III
Corporate Secretary
Lori Zyskowski <Lori.Zyskowski@ge.com>
Corporate and Securities Counsel
FX: (203) 373-3079
FX: 203-373-3131
FX: 203-373-2523

[GE: Rule 14a-8 Proposal, November 6, 2012]
Proposal 4* – Executives To Retain Significant Stock
Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "High Concern" for Executive Pay – $21 million for our CEO Jeffrey Immelt.

GMI said our highest paid executives, except one, were given mega-grants of 850,000 time-vesting stock options after receiving one million options the year before. Equity pay given as a long-term incentive should include performance-vesting criteria. Moreover, market-priced stock options may provide rewards due to a rising market alone, regardless of an executive's performance. Additionally, not only was every base salary of our highest paid executives at least 60% over the IRC tax deductibility limit, our CEO's salary of $3.3 million continued to be 230% over the limit and was the third highest 2011 base salary for a CEO at a S&P 500 company.

Furthermore, our CEO's $4 million annual bonus was determined subjectively by our executive pay committee. This was compounded by long-tenured directors controlling 5 of the 6 seats on our executive pay committee. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. On top of all that, our CEO's pension was increased by $10 million and our company paid $150,000 for his personal use of the company jet.

Please encourage our board to respond positively to this proposal to protect shareholder value:
Executives To Retain Significant Stock – Proposal 4.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

November 7, 2012

VIA OVERNIGHT MAIL
Mr. John Chevedden



Dear Mr. Chevedden:

I am writing on behalf of General Electric Company (the "Company"), which received on November 6, 2012 the shareowner proposal you submitted on behalf of Kenneth Steiner entitled "Executives to Retain Significant Stock" for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 6, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2012); or

(2) if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that he continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2012).

- If Mr. Steiner's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 6, 2012). He should be able to find out the identity of the DTC participant by asking his broker or bank. If Mr. Steiner's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds his shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then he needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 6, 2012), the requisite number of Company shares were continuously held: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton

Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

cc: Kenneth Steiner

Enclosures



November 13, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 11-14-12	# of pages ▶
To Lori Zyskowski	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 203-373-3079	Fax #	

Re: TD Ameritrade account ending in MB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,308 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl., 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co., and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in Memor since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

GIBSON DUNN

EXHIBIT B

2011 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock option and stock awards by the named executives. This table includes unexercised (both vested and unvested) option awards and unvested RSUs and PSUs with vesting conditions that were not satisfied as of December 31, 2011. Each equity grant is shown separately for each named executive. The vesting schedule for each outstanding award is shown following this table, based on the option or stock award grant date. For additional information about the stock option and stock awards, see the description of equity incentive compensation under "Compensation Discussion and Analysis—Compensation Elements We Use to Achieve Our Goal."

2011 Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards						Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Immelt							7/3/1989	60,000	$1,074,600		
							12/20/1991	72,000	1,289,520		
							6/23/1995	75,000	1,343,250		
							6/26/1998	112,500	2,014,875		
							11/24/2000	150,000	2,686,500		
	9/13/2002	1,000,000	0		$27.05	9/13/2012					
							11/2/2007			150,000	$2,686,500[2]
							12/11/2008			150,000	2,686,500
							12/31/2009			150,000	2,686,500
	3/4/2010			2,000,000	16.11	3/4/2020					
							6/10/2011			250,000	4,477,500
Total		1,000,000		2,000,000				469,500	8,408,745	700,000	12,537,000
Sherin							12/20/1996	30,000	$537,300		
							6/26/1998	45,000	805,950		
							7/29/1999	30,000	537,300		
							6/2/2000	30,000	537,300		
							9/10/2001	25,000	447,750		
	9/13/2002	350,000	0		$27.05	9/13/2012					
	9/12/2003	240,000	0		31.53	9/12/2013	9/12/2003	62,500	1,119,375		
	9/17/2004	270,000	0		34.22	9/17/2014					
	9/16/2005	300,000	0		34.47	9/16/2015					
	9/8/2006	250,000	0		34.01	9/8/2016					
	9/7/2007	220,000	55,000		38.75	9/7/2017	9/7/2007	18,334	328,362		
							6/5/2008	40,000	716,400		
	9/9/2008	180,000	120,000		28.12	9/9/2018	9/9/2008	40,000	716,400		
	3/12/2009	400,000	600,000		9.57	3/12/2019					
	7/23/2009	320,000	480,000		11.95	7/23/2019					
	6/10/2010	200,000	800,000		15.68	6/10/2020					
	6/9/2011	0	850,000		18.58	6/9/2021					
Total		2,730,000	2,905,000					320,834	5,746,137		
Krenicki	9/13/2002	100,000	0		$27.05	9/13/2012					
	9/12/2003	90,000	0		31.53	9/12/2013	9/12/2003	18,750	$335,813		
	9/17/2004	120,000	0		34.22	9/17/2014					
	9/16/2005	150,000	0		34.47	9/16/2015					
							7/27/2006	25,000	447,750		
	9/8/2006	137,500	0		34.01	9/8/2016					
							7/26/2007	10,000	179,100		
	9/7/2007	126,000	31,500		38.75	9/7/2017	9/7/2007	10,500	188,055		
							6/5/2008	20,000	358,200		
	9/9/2008	135,000	90,000		28.12	9/9/2018	9/9/2008	30,000	537,300		
	3/12/2009	360,000	540,000		9.57	3/12/2019					
	7/23/2009	320,000	480,000		11.95	7/23/2019					
	6/10/2010	200,000	800,000		15.68	6/10/2020					
	6/9/2011	0	850,000		18.58	6/9/2021					
Total		1,738,500	2,791,500					114,250	2,046,218		

deferred until age 65

Name of Executive	Option Awards: Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Stock Awards: Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Neal							6/24/1994	60,000	$1,074,600		
							6/23/1995	75,000	1,343,250		
							6/26/1998	45,000	805,950		
							7/29/1999	30,000	537,300		
							6/22/2000	30,000	537,300		
							7/27/2000	7,500	134,325		
	9/13/2002	250,000	0		$27.05	9/13/2012					
	9/12/2003	180,000	0		31.53	9/12/2013	9/12/2003	37,500	671,625		
	9/17/2004	210,000	0		34.22	9/17/2014					
							7/1/2005	100,000	1,791,000		
	9/16/2005	240,000	0		34.47	9/16/2015					
	9/8/2006	250,000	0		34.01	9/8/2016					
	9/7/2007	220,000	55,000		38.75	9/7/2017	9/7/2007	18,334	328,362		
	9/9/2008	180,000	120,000		28.12	9/9/2018	9/9/2008	40,000	716,400		
	3/12/2009	400,000	600,000		9.57	3/12/2019					
	7/23/2009	320,000	480,000		11.95	7/23/2019					
	6/10/2010	200,000	800,000		15.68	6/10/2020					
	6/9/2011	0	850,000		18.58	6/9/2021					
Total		**2,450,000**	**2,905,000**					**443,334**	**7,940,112**		
Rice							6/23/1995	45,000	$805,950		
							6/26/1998	60,000	1,074,600		
							7/29/1999	30,000	537,300		
							7/27/2000	30,000	537,300		
							9/10/2001	25,000	447,750		
	9/13/2002	350,000	0		$27.05	9/13/2012					
	9/12/2003	240,000	0		31.53	9/12/2013	9/12/2003	62,500	1,119,375		
	9/17/2004	270,000	0		34.22	9/17/2014					
							7/1/2005	100,000	1,791,000		
	9/16/2005	300,000	0		34.47	9/16/2015					
	9/8/2006	250,000	0		34.01	9/8/2016					
	9/7/2007	220,000	55,000		38.75	9/7/2017	9/7/2007	18,334	328,362		
	9/9/2008	180,000	120,000		28.12	9/9/2018	9/9/2008	40,000	716,400		
	3/12/2009	400,000	600,000		9.57	3/12/2019					
	7/23/2009	320,000	480,000		11.95	7/23/2019					
	6/10/2010	200,000	800,000		15.68	6/10/2020					
	6/9/2011	0	850,000		18.58	6/9/2021					
Total		**2,730,000**	**2,905,000**					**410,834**	**7,358,037**		

1 The market value of the stock awards and the equity incentive plan awards represents the product of the closing price of GE stock as of December 30, 2011 (the last trading day of 2011), which was $17.91, and the number of shares underlying each such award. The market value for the equity incentive plan awards, representing PSUs, also assumes the satisfaction of both the cumulative total shareowner return condition and the cumulative industrial cash flow condition (or, for grants prior to 2009, the average cash from operating activities condition) as of December 31, 2011.

2 Additional information on the actual value realized by Mr. Immelt on this award is provided under "Compensation Discussion and Analysis—CEO Compensation."

deferred until
age 65

Outstanding Equity Awards Vesting Schedule

Name of Executive	Grant Date	Option Awards Vesting Schedule[1]	Stock Awards Vesting Schedule[2]
Immelt	7/3/1989		100% vests in 2021
	12/20/1991		100% vests in 2021
	6/23/1995		100% vests in 2021
	6/26/1998		100% vests in 2021
	11/24/2000		100% vests in 2021
	11/2/2007		100% vests in 2012
	12/11/2008		100% vests in 2014
	12/31/2009		100% vests in 2015
	3/04/2010	100% vests in 2015	
	6/10/2011		100% vests in 2016
Sherin	12/20/1996		100% vests in 2023
	6/26/1998		100% vests in 2023
	7/29/1999		100% vests in 2023
	6/2/2000		100% vests in 2023
	9/10/2001		100% vests in 2023
	9/12/2003		50% vests in 2013 and 2023
	9/7/2007	100% vests in 2012	100% vests in 2012
	6/5/2008		50% vests in 2012 and 2013
	9/9/2008	50% vests in 2012 and 2013	50% vests in 2012 and 2013
	3/12/2009	33% vests in 2012, 2013 and 2014	
	7/23/2009	33% vests in 2012, 2013 and 2014	
	6/10/2010	25% vests in 2012, 2013, 2014 and 2015	
	6/9/2011	20% vests in 2012, 2013, 2014, 2015 and 2016	
Krenicki	9/12/2003		100% vests in 2013
	7/27/2006		50% vests in 2013 and 2016
	7/26/2007		100% vests in 2012
	9/7/2007	100% vests in 2012	100% vests in 2012
	6/5/2008		50% vests in 2012 and 2013
	9/9/2008	50% vests in 2012 and 2013	50% vests in 2012 and 2013
	3/12/2009	33% vests in 2012, 2013 and 2014	
	7/23/2009	33% vests in 2012, 2013 and 2014	
	6/10/2010	25% vests in 2012, 2013, 2014 and 2015	
	6/9/2011	20% vests in 2012, 2013, 2014, 2015 and 2016	
Neal	6/24/1994		100% vests in 2018
	6/23/1995		100% vests in 2018
	6/26/1998		100% vests in 2018
	7/29/1999		100% vests in 2018
	6/22/2000		100% vests in 2018
	7/27/2000		100% vests in 2018
	9/12/2003		50% vests in 2013 and 2018
	7/1/2005		50% vests in 2015 and 2016
	9/7/2007	100% vests in 2012	100% vests in 2012
	9/9/2008	50% vests in 2012 and 2013	50% vests in 2012 and 2013
	3/12/2009	33% vests in 2012, 2013 and 2014	
	7/23/2009	33% vests in 2012, 2013 and 2014	
	6/10/2010	25% vests in 2012, 2013, 2014 and 2015	
	6/9/2011	20% vests in 2012, 2013, 2014, 2015 and 2016	
Rice	6/23/1995		100% vests in 2021
	6/26/1998		100% vests in 2021
	7/29/1999		100% vests in 2021
	7/27/2000		100% vests in 2021
	9/10/2001		100% vests in 2021
	9/12/2003		50% vests in 2013 and 2021
	7/1/2005		50% vests in 2015 and 2016
	9/7/2007	100% vests in 2012	100% vests in 2012
	9/9/2008	50% vests in 2012 and 2013	50% vests in 2012 and 2013
	3/12/2009	33% vests in 2012, 2013 and 2014	
	7/23/2009	33% vests in 2012, 2013 and 2014	
	6/10/2010	25% vests in 2012, 2013, 2014 and 2015	
	6/9/2011	20% vests in 2012, 2013, 2014, 2015 and 2016	

age 65

1 This column shows the vesting schedule of unexercisable or unearned options reported in the "Number of Securities Underlying Unexercised Options Unexercisable" and "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" columns, respectively, of the 2011 Outstanding Equity Awards at Fiscal Year-End Table. The stock options vest on the anniversary of the grant date in the years shown in the table above.

2 This column shows the vesting schedule of unvested or unearned stock awards reported in the "Number of Shares or Units of Stock That Have Not Vested" and "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" columns, respectively, of the 2011 Outstanding Equity Awards at Fiscal Year-End Table. The stock awards vest on the anniversary of the grant date in the years shown in the table above.

GIBSON DUNN

EXHIBIT C



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

Rec. 3/21/2012

March 13, 2012

VIA OVERNIGHT MAIL
Robert Fredrich



R. F.

Dear Mr. Fredrich:

I am writing on behalf of General Electric Company (the "Company"), which received on March 8, 2012, your shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended, requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted dollar and percent symbols as words and hyphenated terms as multiple words, in accordance with SEC precedent. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079. If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Lori Zyskowski
Lori Zyskowski

Enclosure

R.F.

Whereas the book *Winning* by Jack and Suzie Welch note GE valuation increased 451 Billion during Welch tenure. Welch earned 125 million in one year or 0.40 per American in part by exercising stock options. Jeff Immelt also earned millions selling shares in 2000 at 57.75 that he bought at 6.67 exercising options. GE declined 600 billion in valuation as share prices fell from 60 to 6, or 2,000 per American. Immelt earns millions more missing commitments in earnings, credit ratings, and dividends by opportunistically repurchasing 50,000 shares at 8.26 in 2009, among other transactions. Taken together, these two trades earned Immelt approximately 2000 percent return at the price of 19. The shareholder who purchased shares Immelt sold at 57.75 is eleven years later down 67 percent. *Wall Street Journal* writer Kathy Kranhold and *All the Money in the World* explain how GE exploited insurance businesses showing unsustainable performance, spiking valuation, enabling those knowledgeable that the company was rigged to unload shares before claims come due. GE treated insurance premiums as income, failing to set reserves for claims until Welch and Immelt unloaded millions in shares. The company net earnings and valuation dropped, despite increasing debt to buy earnings. Debt is frowned upon by Benjamin Grossbaum in *The Intelligent Investor.* Interestingly Berkshire Hathaway financially resuscitated GE for usury investing in insurance sustainably and successfully. Its leader aligned him to company performance with 100,000 per year compensation. Compensation exceeding this illuminate executive's lack of confidence as it insulates itself from company performance. Direction from Welch to Immelt "Tell them you will grow 12 percent and grow 12 percent" or "I will get a gun and shoot you", in conjunction with GE performance is perhaps history's most significant example of managed earnings and consequences. Shareholders disdain Managed earnings particularly one featured in *Snowball.* Berkshire Hathaway illuminates a Win-Win strategy where that leaders wealth at 100 thousand per year salary, exceeds executives earning 125 million. This strategy guides the leader from Winning at anyone's expense to Win Win for executives AND shareholders AND public pension funds owning GE. Parag Khana in *How to Run the World* encourages proactivity over governments for solutions. For shareholders, government possibly permitted leader exploitation of our company. This proposal recommends that all outstanding unexercised stock options are held for life by those executives that have and receive them. Upon option vesting, the executive may earn their dividends, then, return the shares to the company when they die. Shareholders please unite, improve your company, and vote yes to this proposal.

CERTIFIED MAIL

Robert Fredrich

*** FISMA & OMB Memorandum M-07-16 ***



7011 2000 0001 3726 9348

SACRAMENTO CA 957

24 MAR 2012 PM 5



RETURN RECEIPT REQUESTED

Brackett B. Denniston III, Secretary

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828



UNITED STATES POSTAL SERVICE

1000



06828

U.S. POSTAGE PAID
OROVILLE,CA
95965
MAR 24, 12
AMOUNT
$4.85
00077019-16

068284000I

